2019 Annual Report SERVICE EXCELLENCE in Everything WE DO

Busey. SERVICE EXCELLENCE in Everything WE DO. At Busey, we are dedicated to preserving a legacy of associate excellence, customer service, community involvement and expanding shareholder value. Through a steadfast commitment to unwavering support of balance sheet strength, profitability and growth—in that order—Busey remains a strong, independent financial organization. It is because of your trust in us that we are here today. 2019 ANNUAL REPORT

Dear Fellow Shareholders With an expanded footprint and capabilities, Busey continues to implement a disciplined, sustained approach toward growth. Remaining focused on vitality and longevity, Busey has grown over 150% during the last five years—from $3.7 billion to $9.7 billion in assets—by executing on a sequence of strategic plans, resulting in successful, intentional growth for your organization. Building on critical organizational accomplishments in the recent years, Busey’s key priorities in 2019 included improving technology platforms, leveraging growth and managing risk. Corporate Update & Strategy future M&A opportunities. As we approach the $10 billion asset size threshold, we continue to analyze the financial, operational and regulatory implications of passing this significant milestone. Thoughtful and strategic consideration to building and maintaining sustainable, efficient and scalable operating models across the organization remains a primary focus of leadership. By leveraging a client-centric and risk-balanced approach, we are positioned to grow throughout Illinois, Indiana, Missouri, Southwest Florida and contiguous to our current footprint. With a shared legacy and vision dating back 150 years, Busey acquired The Banc Ed Corp. and its wholly-owned bank subsidiary, TheBANK of Edwardsville (TheBANK) on January 31, 2019 and finalized the TheBANK merger with and into Busey Bank in October of 2019. The partnership significantly expanded our presence in the St. Louis MO-IL MSA, adding 16 branches to the St. Louis metro area—bringing Busey’s overall banking locations to 88 across four states—and increasing the associate base to more than 1,600 associates. Partnering with Jack Henry and Associates to update our core operating software was driven by a commitment from Busey to position the organization for future growth. By leveraging a new core operating system and enhancing overall systems infrastructure including digital strategy, data architecture, enhanced automation and customer relationship management software, Busey now provides a comprehensive, best-of-suite product set, allowing us to serve customers more efficiently and effectively today and for years to come. More than 97 core and ancillary systems were converted in October 2019— making this transition the largest in your organization’s storied history. In August 2019, a preeminent wealth management firm in Fort Myers, Florida, Investors’ Security Trust Company (IST), was merged with and into the wealth management division of Busey Bank. Together, IST and Busey expanded the strong foundation of financial expertise, benefitting clients through comprehensive personal, business and wealth management product offerings and integrated service models. The depth and strength of Busey’s wealth management division continues to set us apart amongst peers. With approximately $9.7 billion assets under care for institutional and individual clients at December 31, 2019, the combined Busey Wealth Management franchise now includes more than 140 investment, advisory and planning professionals. Another landmark project, the implementation of Busey’s new eBank system was completed in January 2020, offering increased functionality along with up-to-the-minute account information As Busey continues to pursue partnerships with those best positioned to build upon your organization’s strong heritage, we continue to exercise diligence regarding Service Excellence in Everything We Do to 111,000 online banking users and 24,000 active bill pay users. Isolating the core conversion in October from the launch of a new online banking platform and mobile app and staggering the timelines for these two critical projects allowed us to mitigate customer impact and provide focused training and communication to support greater adoption by customers and associates. a steady return to stockholders through dividends. In 2019, we increased quarterly dividends from $0.20 to $0.21 and further increased our dividend to $0.22 on January 31, 2020 to stockholders of record as of January 24, 2020— continuing an uninterrupted history of paying dividends to common stockholders since the bank holding company was organized in 1980. Modifications and enhancements to technological infrastructure through partnerships with Jack Henry created focused specializations on systems that are integral to Busey’s scale. Similarly, increased regionalization across business lines and departments supports specialization that, in turn, promotes and supports organic growth. Leveraging a regional operating model whereby all business lines work cohesively to grow deepened customer relationships—further strengthening Busey’s service model of delivering best-in-class banking and wealth management services to our Pillars—associates, customers, shareholders and communities. This strategic focus on regionalization further positions Busey for success by improving operating efficiency while supporting local leadership and decision-making. The efficiency ratio at year-end December 31, 2019, was 61.29% compared to 56.16% at 2018 year-end. Focused on expense discipline, the company was influenced by acquisition expenses and other restructuring costs, resulting in an adjusted efficiency ratio1 of 56.35% and 54.49%, for the years ended December 31, 2019 and 2018, respectively. During 2019, First Busey incurred $20.1 million in pre-tax non-recurring expenses relating to acquisitions and other restructuring costs. During 2019, First Busey purchased 943,396 shares of its common stock at an average price of $25.75 per share for a total of $24.3 million under the Company’s stock repurchase plan. Operating in a highly-competitive environment, the positive attitude and perseverance of Busey associates continues to be paramount and unmatched. Associates across Busey showcased versatility and unwavering support of one another and customers throughout the last year as we assumed the aforementioned critical projects and priorities. As of December 31, 2019, the Company remained well-capitalized, exceeding regulatory standards with a Tier 1 Capital ratio of 12.49%. Tangible book value per common share was $15.46 at December 31, 2019—up from $14.21 at December 31, 2018. Another indicator of balance sheet strength is Busey’s As we reflect on 2019, the organization is incredibly grateful for your trusted relationship and the opportunity to serve your unique financial needs for generations. tangible stockholders’ common equity (TCE), which increased to $864.6 million at December 31, 2019—an increase of 23% over $703.0 million at prior year-end. TCE represented 9.26% of tangible assets at December 31, 2019, compared to 9.49% 1 Capital Strength & Earnings the preceding year. As we observe the present business cycle expansion of over 10 years, capital strength, conservative underwriting and an efficient operating model should put us in good stead for inevitable economic downturn at some point. Through prior acquisitions and organic growth, Busey established a solid foundation to maintain steady performance into the future. We are pleased to report another strong year of financial results and, as importantly, the value the organization delivered to its Pillars. By remaining focused on effectively managing resources, Busey can continue to serve customers’ needs, reward associates for growth and provide returns to you, Busey’s valued shareholders. With an earnings increase of 4% from 2018 to 2019, Busey’s net income available to common stockholders was $103.0 million for the year-ended December 31, 2019, or $1.87 per diluted common share. Adjusted earnings1 was $118.4 million or $2.15 per diluted common share. Return on average assets and return on average tangible common equity were 1.09% and 12.64% respectively. Based on adjusted net income1, return on average assets was 1.25% and return on average tangible common equity was 14.54%. Our strong capital levels, coupled with our earnings, have allowed us to provide Leadership With a commitment to service excellence and quality growth, Busey added talent to its leadership team. We conducted a national search for two key executive leadership positions— Chief Financial Officer (CFO) and Chief Risk Officer (CRO). Engaging nationally ranked firms in executive talent 1 A Non-GAAP financial measure, see Non-GAAP financial information in the Company’s 2019 Annual Report on Form 10-K for a reconciliation. 2019 ANNUAL REPORT placement and management assessment, a countrywide search was conducted to fill these critical roles. In July, after careful deliberation and consideration of top candidates, Jeff Jones was selected as FBC’s new CFO. Jeff has more than 20 years of experience in investment banking and financial services—most recently serving as Managing Director and Head of U.S. Depository Investment Banking for Stephens Inc. A natural cultural fit, Jeff possesses a strong corporate finance acumen, deep banking industry knowledge, understanding and expertise and a drive for the results necessary for a growing, publicly traded financial services organization. Pursuing similar efforts and recruiting processes necessary to fill the key role of CRO, Busey conducted a search in preparation of Barb Harrington’s well-deserved retirement at the end of 2019. At the culmination of this important process, we were able to attract the talented and highly qualified Monica Bowe as FBC’s new CRO. Monica previously served with KeyBank as Senior Director of Operational Risk Program Management. A Certified Public Accountant, Monica joined Busey in January 2020 with nearly 25 years of financial leadership experience, including a 16-year tenure with KeyCorp. Monica is a financially-oriented leader who fosters an open, performance-driven culture. Her experience with mergers and aquisitions due diligence, effective navigation of key risk areas and dedication to continuous improvement is ideal in helping Busey continue to build upon our enterprise-wide risk management strategy. In September, Busey announced the appointment of Ms. Karen Jensen to the First Busey Corporation Board of Directors. As a previous director of Busey Bank since March 2018 and South Side Trust & Savings Bank of Peoria since June 2011, Karen is President & Chief Executive Officer of Farnsworth Group, Inc., a national full-service engineering, architecture and survey firm. Her extensive consulting experience and the knowledge acquired in growing Farnsworth Group, Inc. both organically and through acquisitions will continue to provide insightful contributions to Busey. Karen’s appointment brought the Busey board of directors to 11 members. We are excited about these additions to our leadership team and board; they have already had a positive impact on our organization. Service Excellence in Everything We Do points higher than the industry standard of 34. It is truly the customer-centric and collaborative approach of Busey associates that help to differentiate our culture and exceed the needs of customers. Best-In-Class Teams Our pursuit to attract and retain the best and brightest associates remains constant—individuals who are committed to Busey’s Promise to our Pillars. Across the organization, a deliberate approach to talent management has built high-performing, knowledgeable and accountable teams. To support the needs of a growing organization, we continue to implement best-in-class talent management and development practices. We are grateful for these third-party accolades that help showcase Busey’s unique advantage to those outside of our organization while bringing a sense of pride to the associates working diligently each day to serve one another and Busey’s Pillars. Providing unwavering guidance, leadership and support, we continue to build best-in-class teams that seek to build upon this remarkable organization. Driven by positive and engaged associates, Busey’s achievements in 2019 were unmatched. Showcasing this engagement is an 84% participation rate in our latest Associate Engagement Survey that resulted in a company-wide score of 4.13 out of 5. This survey helps to gauge progress and trajectory, determining focus areas for 2020 and beyond. Global Environment As this report is finalized, we continue to face a challenging and unprecedented global environment. Prolonged market volatility and economic and social uncertainties resulting from the coronavirus (COVID-19) concerns put significant strain on business models and resources. Despite this, we remain positioned to continue providing the financial products, services and support our customers rely on while fully leveraging the organization’s strengths to realize balance sheet stability, profitability and growth. Honest and timely feedback from associates has resulted in meaningful change across Busey. By continuing to engage associates with improved benefits packages, including a robust wellness program, and increased training & development opportunities, Busey supports a healthy, progressive work environment that promotes morale, comradery and productivity. As an organization, we have—and will continue—to take all necessary actions and precautions to minimize risk and protect the safety and health of our Pillars—associates, customers, shareholders and communities. The Busey Board of Directors and executive leadership have the utmost confidence in our dedicated teams. We will remain focused on providing service excellence, effectively managing resources and continued expense discipline to meet our customers’ needs and operate efficiently. We are deeply humbled to be consistently recognized as a Best Place to Work. 2019 marked the first year that Busey was recognized as a Best Place to Work across the organizational footprint—in Illinois, St. Louis, Indiana and Florida. Similarly, Busey is honored to be among the Best Banks to Work For in the U.S. by American Banker since 2016 and a Best Place to Work in Money Management by Pensions and Investments since 2018. Our people, products, technology and tools reaffirm Busey’s Promise of doing business and doing good—in this critical time of need and for years to come. Additionally, Busey was one of only five banks in Illinois to be named by Forbes and Statista a 2019 Best-In-State Bank—based solely on exceptional customer experiences. Recognized among the 2018 inaugural class, it was the second consecutive year Busey received the award. Summary Committed to delivering service excellence in every interaction, associates’ tireless efforts towards critical projects for the Busey organization resulted in great success in 2019. From the core conversion in October and the integrations of TheBANK and IST to increased regionalization and the online and mobile banking transition in January 2020, Underscoring an outstanding customer experience is our Net Promoter Score® (NPS). For calendar year 2019, Busey’s NPS was 50.7—an increase from 45.3 in 2018. This continues an upward trajectory in NPS performance and is nearly 17 2019 ANNUAL REPORT responsiveness, diligence and discipline allowed for truly remarkable results. Because of a strong foundation—resilient associates, loyal customers, united community support and committed shareholders—we are in position to continue the organization’s growth and progress. By remaining efficient, nimble and responsive, Busey continues to serve customers’ needs, reward associates for growth and provide total value to you—valued shareholders. Busey’s leaders are partnering closely to continue capitalizing on inherent synergies across all lines of business, offering the highest level of service through comprehensive financial solutions. To consistently and effectively execute on Busey’s vision of service excellence, while fully leveraging the organization’s strengths, we are continuously assessing processes and efficiencies to evaluate opportunities for improvement and maximize returns for shareholders. It is with sincere appreciation that I thank you, valued shareholders, for your sustained support. With a renewed focus towards service excellence in everything we do, Busey is grateful for the opportunity to continually earn the business of valued customers, based on the contributions of our talented associates and the loyal commitment of shareholders. VAN A. DUKEMAN, CFA President & Chief Executive Officer First Busey Corporation Service Excellence in Everything We Do

2019 Progress for Pillars

The *Busey Promise* to 4 Pillars

All relationships begin with the ***Busey Promise***. We embrace and consistently fulfill the ***Busey Promise*** to **4 Pillars**—*associates, customers, shareholders and communities.*

Associates

We recruit and retain the best and brightest **associates**—serving as Busey's front-line relationship managers; we entrust them to be knowledgeable, trustworthy, friendly, responsive, humble, positive and resilient.

Customers

We are customer-centric and organizationally aligned to anticipate and exceed the needs of customers. **Customers** are the core of everything Busey.

Shareholders

By exceeding the needs of customers through the efforts of talented associates and strengthened communities, **shareholders** are rewarded with the sustained financial results and profitability they expect from Busey.

Communities

Being a community financial services organization means being a good corporate neighbor—partnering for purpose and progress. We partner with customers and associates in support of **communities**, providing support financially and with service hours, and contributing as active community leaders.

To achieve a vision of **service excellence**, Busey works tirelessly to fulfill ***promises*** made to the **Pillars** of your organization.

Associates

Nearly ***1,600 associates*** with an average tenure of 8.06 years

180 issues of Busey's internal eNewsletter *Between the Lines*, since 2015

36,800+ training hours completed in 2019

B Well

92% engagement in the ***B Well*** health and wellness program

FACES of BUSEY

Over 90 associates featured as ***Faces of Busey*** since 2018, celebrating their stories and talents and, in turn, receiving more than 30,000 reactions and comments on Facebook

BP

More than a dozen recognition programs, including the ***Busey Promise Award*** and ***Annual Associates' Meeting***

$2.6+ million in contributions to associate HSAs since 2015 through ***B Well***

More than ***12,000 hours*** committed to both sales & service and corporate training programs by ***650+ participants***

158 associate ***Service Milestones*** recognized in 2019

Transform

Top leadership development program, **Transform**, engages ***100+ leaders***—58 of which are currently serving as mentors across the organization

Best Places to Work 2019 · Best Companies to Work For in Florida · St. Louis Business Journal BPTW 2019 Best Places to Work · Best Places to Work Indiana

Consistently named ***employer of choice*** across organizational footprint

Named 2019 Healthiest Employers in Illinois & St. Louis; American Heart Association Gold Level Status

Additional recognition includes **Best Banks to Work For** since 2016, *Association for Talent Development's* ***BEST Award*** since 2017, ***Best Place to Work in Money Management*** since 2018, *Forbes'* ***Best-In-State Banks since 2018***

2019 ANNUAL REPORT

Customers

Over ***180,000*** total households ***served***

80 banking centers in Illinois, Missouri, Florida and Indiana

Nearly 60,000 Busey Mobile App users

Nearly ***15,000*** customers ***surveyed*** for feedback on their experience with Busey

50.7 Net Promoter Score®, an increase of nearly 6 points from 2018, and well above the ***industry average of 34.0***—reflecting Busey's commitment to a premier service experience

1 of 5 banks in Illinois named a ***Best-In-State Bank***—for a second year by *Forbes and Statista*, based solely on customer opinions (only 2.2% of all U.S. banks were recognized)

28 million transactions processed annually by FirsTech at 4,000 agent locations in 43 states

30,000+ surcharge-free MoneyPass® ATMs

69.4 Net Promoter Score® for FirsTech—celebrating 36 years of superior payment processing

Growing forward, together, with the addition of TheBANK of Edwardsville and Investors' Security Trust Company in 2019

Communities

$1+ million donated annually

3 economic seminars annually

$210,000+ donated through *Pay It Forward Fridays* jeans days since 2015

2 issues of *The Pillar* magazine annually

In 2019, associates provided more than ***20,000 volunteer hours*** to over 450 organizations across Busey's footprint

4 customer education series sessions annually

Countless educational articles, columns and podcasts in our blog, Money Matters, on **busey.com**

185,000+ meals since 2012 to area food banks during ***Promise a Plate***

Busey Illinois Youth Run title sponsor for more than a decade with nearly ***1,100 participants*** and ***100+ associate volunteers*** annually

More than ***$400,000 gifted*** during the United Way corporate campaign in 2019

10,000+ votes on social media collected and ***$2,000 donated*** through *Supplies for Success* in the summer of 2019

Associates, customers, shareholders and communities—the **Pillars** of Busey—will truly shape the future of the organization. Through invaluable input, these **Pillars** help make the Busey organization remarkable!

Service Excellence in Everything We Do

Service Leaders Executive Management Van A. Dukeman President & Chief Executive Officer First Busey Corporation Monica L. Bowe Chief Risk Officer First Busey Corporation Robin N. Elliott President & Chief Executive Officer Busey Bank Jeffrey D. Jones Chief Financial Officer First Busey Corporation Robert F. Plecki Chief Credit Officer First Busey Corporation John J. Powers General Counsel First Busey Corporation Amy L. Randolph Chief of Staff Executive Vice President, Pillar Relations First Busey Corporation 2019 ANNUAL REPORT

Stewards for Service Excellence With unwavering dedication and committed guidance, the leadership of the organization’s boards of directors enables Busey’s continued achievements and success. for numerous local non-profit groups along with educational, financial and medical organizations. A pillar of the Champaign-Urbana area and an FBC director since 1994, Mr. Shapland has provided 26 years of counsel, insight and expertise. A Lasting Legacy Busey recognizes the following directors upon retirement from the Busey board, effective at the Annual Meeting of Shareholders on May 20, 2020: David J. Downey and George T. Shapland. Collectively, this pair has provided more than a half century of support, direction and leadership to Busey. “Personally, Dave and George provided me tremendous guidance, support and counsel over the past 26 years. They were there for us through ‘thick and thin.’ We will miss their support and steady hand.” Van Dukeman President & Chief Executive Officer | First Busey Corporation President of The Downey Group, Inc.—an estate planning, wealth transfer and executive compensation organization— David J. Downey has served on First Busey’s board since 1992, offering nearly three decades of loyal leadership. With over 60 years’ experience in insurance, law and business, Mr. Downey’s entrepreneurship can be felt throughout central Illinois, having lent his sharp wisdom and specialization to business owners, executives, families, public companies, charities and large corporations, alike. “With unwavering support, George and Dave helped to establish Busey’s legacy of service excellence. Through meticulous oversight, exceptional business acumen, trusted leadership and financial support, they helped to strengthen and grow Busey during their tenure. On behalf of Busey’s leaders, we are grateful for Dave and George’s service, stewardship and dedication to this remarkable organization.” Greg Lykins Chairman of the First Busey Corporation Board of Directors Mr. Shapland is President of Shapland Management Company, a real estate management group in central Illinois. A longtime businessman, real-estate developer, community leader and volunteer, Mr. Shapland is a current or former board member Service Excellence in Everything We Do

Corporate Profile Shareholder Information As of December 31, 2019, First Busey Corporation (NASDAQ: BUSE) was a $9.70 billion financial holding company headquartered in Champaign, Illinois. First Busey Corporation Headquarters 100 W. University Ave., Champaign, IL 61820 217.365.4500 Visit Busey’s website at busey.com. Busey Bank, a wholly-owned bank subsidiary of First Busey Corporation, had total assets of $9.68 billion as of December 31, 2019 and is headquartered in Champaign, Illinois, with 61 banking centers serving Illinois, 13 banking centers in the St. Louis, Missouri metropolitan area, five banking centers serving southwest Florida and a banking center in Indianapolis, Indiana. Through the Busey Wealth Management division, the Company provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of December 31, 2019, assets under care were approximately $9.70 billion. Annual Meeting The Annual Meeting of Shareholders of First Busey Corporation will be held on Wednesday, May 20, 2020 at 5 p.m. at 100 W. University Avenue, Champaign, Illinois 61820. Although we intend to hold the Annual Meeting in person, we are monitoring the emerging Coronavirus public health impact. With the well-being of valued shareholders and associates in mind, we are considering the need to host the Annual Meeting through remote communication, including, but not limited to, holding only a virtual meeting. Busey Bank owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately 28 million transactions per year using online bill payment, lockbox processing and walk-in payments at its 4,000 agent locations in 43 states. More information about FirsTech, Inc. can be found at firstechpayments.com. Busey Bank was named among Forbes’ 2019 Best-In-State Banks—one of five in Illinois and 173 from across the country, equivalent to 2.8% of all banks. Best-In-State Banks are awarded for exceptional customer experiences as determined by a survey sample of 25,000+ banking customers who rated banks on trust, terms and conditions, branch services, digital services and financial advice. If adjustments to the Annual Meeting format are needed, we will announce the decision in advance along with participation details through a press release and filing of additional proxy materials with the Securities Exchange Commission and at ir.busey.com. We will continue to monitor this evolving situation and encourage you to vote your shares by proxy prior to the Annual Meeting. First Busey Corporation Common Stock First Busey Corporation common stock is listed on the NASDAQ Global Select Market under the symbol BUSE. Annual Report on Form 10-K A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission can be found at busey.com. For more information about us, visit busey.com. Stock Transfer Agent Computershare, P.O. Box 30170, College Station, TX 77842-3170. The transfer agent can be accessed at computershare.com/investor. 2019 ANNUAL REPORT

Special Note Concerning Forward-Looking Statements Statements made in this report, other than those concerning historical financial information, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and we undertake no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond our ability to control or predict, could cause actual results to differ materially from those in our forward-looking statements. These factors include, among others, the following: (i) the strength of the local, state, national and international economy (including the impact of the 2020 presidential election and the impact of tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations); (ii) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics, or other adverse external events that could cause economic deterioration or instability in credit markets; (iii) changes in state and federal laws, regulations and governmental policies concerning the Company’s general business; (iv) changes in interest rates and prepayment rates of the Company’s assets (including the impact of The London Inter-bank Offered Rate phase-out); (v) increased competition in the financial services sector and the inability to attract new customers; (vi) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vii) the loss of key executives or employees; (viii) changes in consumer spending; (ix) unexpected results of current and/or future acquisitions, which may include failure to realize the anticipated benefits of the acquisition and the possibility that the transaction costs may be greater than anticipated; (x) unexpected outcomes of existing or new litigation involving the Company; (xi) changes in accounting policies and practices, including FASB’s new Current Expected Credit Loss impairment standards, that will change how the Company estimates credit losses; and (xii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect its financial results, is included in the Company’s filings with the Securities and Exchange Commission.

Member FDIC

Service Excellence in Everything We Do

2019 ANNUAL REPORT

We are responsible for preserving the Busey legacy. A legacy of associate excellence, customer service, community involvement and expanding shareholder value. While we operate multiple business lines, we serve our customers as One Busey. Since we opened our doors more than 150 years ago, our core values have remained, creating a strong foundation, shaping our culture and guiding our actions as we look to the future. Service Excellence in Everything We Do

First Busey Corporation 100 W. University Ave., Champaign, IL 61820 217.365.4500 | busey.com | NASDAQ: BUSE Busey 2020 | All Rights Reserved Busey’s Financial Suite of Services: